Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

Page 1 of 9 April 27, 2006 Basel, Switzerland
News Release: Three month results 2006

Ciba Specialty Chemicals achieves strong sales growth in first quarter

•	Sales up 11% in Swiss francs, 5% in local currencies
•	Separation of Textile Effects well on track
•	Higher costs and temporary lower capacity utilization impact profitability
•	Operational Agenda to improve margins and cost structure; target of CHF 400 to 500 million by 2009
•	Outlook 2006 - higher sales, profits and free cash flow

Financial highlights (in millions of Swiss francs, except per share data and percentage information)

Following the February 2006 announcement that an agreement had been reached to sell the Textile Effects business to US chemical company, Huntsman Corporation, figures relating to this segment are now reported under ‘discontinued operations’. 2005 figures have been restated accordingly to facilitate a like for like comparison.

1st quarter to 1st quarter comparisons (unaudited)
	Excluding restructuring, impairment and other charges				Incl. restructuring, impairment and other charges(b)
			Change in %
Three months ended March 31,	2006	2005	CHF	Local curr.(a)	2006	2005
Net sales	1 645	1 486	+11	+5
Gross profit	473	456	+4
Operating income	109	128	-14		83	120
Income from discontinued operations, net of tax (c)	11	1			1	1
Net Income	64	73	-12		37	67
Earnings per share(1)	0.97	1.10	-12		0.55	1.01
Operating income margin	6.6%	8.6%
Please see consolidated financial highlights and notes to news release at the end of this document.
As the handling of depreciation and amortization is now the same under international accounting standards, the Company is focusing its analysis of operational profitability on operating income instead of adjusted EBITDA.

Armin Meyer, Chairman of the Board and Chief Executive Officer, comments: “We started the year with strong organic sales growth across most of the businesses. The separation of Textile Effects is a turning point for the future of the Company. This intensive process is on schedule for a closing in the third quarter. The divestment will strengthen our strategic focus on our core businesses for plastics, coatings, water and paper. It will give us the opportunity to streamline our global structures and to sustainably improve our profitability from the first quarter levels, which did not meet our expectations.”

Chief Operating Officer Brendan Cummins added: “Our profitability continues to be impacted by increases in raw material costs, utility costs and social benefit costs. With selected price increases, a number of firm operational initiatives underway as well as strict cost containment, we are confident to deliver higher sales, higher profits and free cash flow in 2006.”

Sales up 11 percent in Swiss francs and 5 percent in local currencies
First quarter sales were CHF 1,645 million (2005: CHF 1,486 million), up 11 percent in Swiss francs and 5 percent in local currencies.

Volumes were 5 percent higher, supported by improved demand in several industries, notably automotive and plastics. The positive currency effect in Swiss francs stemmed from a stronger US dollar in the first three months.

While the businesses most exposed to high raw material costs pushed through further price increases, overall sales prices for the quarter were flat. The Company will continue its strict price discipline in order to offset unfavorable cost increases such as utilities and raw material costs.

All regions showed sales growth in local currencies, with Asia up 13 percent, Europe 3 percent and the Americas 1 percent.

Sales in Plastic Additives reached CHF 536 million (2005: CHF 461 million), up 16 percent in Swiss francs and 10 percent in local currencies over the same period last year. Sales prices were further increased, and volume growth was significant across all business areas, underlining the need for production expansion which is currently underway in Singapore.

Coating Effects sales were CHF 485 million (2005: CHF 441 million), up 10 percent in Swiss francs and 5 percent in local currencies over the first quarter of 2005. Volume growth was strong, although pricing pressure on more mature products in Imaging and Inks and Electronic Materials led to some decreases in sales prices.

Sales in Water & Paper Treatment reached CHF 624 million (2005: CHF 584 million), up 7 percent in Swiss francs and 1 percent in local currencies. Sales price increases in Water Treatment, driven by the need to compensate higher raw materials costs, more than offset weaker volumes. Paper Chemicals suffered from sluggish demand and price pressure in certain product lines, while the acquired product lines of Raisio Chemicals performed according to expectations.

Profitability impacted by higher costs and temporarily lower capacity utilization
Profitability was affected by temporarily lower capacity utilization by approximately CHF 14 million. As expected, profitability was also impacted by higher utility costs, a 3 percent increase in raw material costs, compared to the first quarter 2005, as well as higher social benefit costs.

Lower demand towards year end 2005 led to higher inventories. As a consequence, production was temporarily reduced but in the meantime runs at normal levels again. In addition, Paper Chemicals has faced temporary effects on capacity utilization, expected to end by mid year, from the fire at the Grenzach plant and from production relocation to Asia.

Although the overall lower capacity utilization affected profitability levels, it also had a positive effect on inventory levels and thus strongly supported cash flow generation in the first quarter.

Gross profit margin improved over the fourth quarter in 2005 to 28.7 percent of sales (2005: 30.6 percent). Selling, general and administrative costs were 11 percent higher in Swiss francs and 6 percent higher in local currencies, primarily due to higher social benefit costs and costs for the separation of Textile Effects and operational initiatives. Operating income before restructuring reached CHF 109 million or 6.6 percent of sales (2005: CHF 128 million, 8.6 percent of sales).

Plastic Additives maintained its 13.9 percent operating income margin based on strong volume growth.

Coating Effects saw margin pressure from lower sales prices as well as lower capacity utilization primarily in the Imaging and Inks business, and reached an operating income margin of 10.9 percent of sales. Action to restore profitability to prior levels is underway.

Water & Paper Treatment profitability was negatively impacted by around CHF 12 million from lower capacity utilization, aggravated by the fire at the Grenzach plant (Germany) and the shift of production from its Clayton site (UK) to India, with an operating income margin of 1.9 percent of sales. The margin levels should significantly improve again later in 2006.

Net income before restructuring was CHF 64 million (2005: CHF 73 million). Net income was CHF 37 million (2005: CHF 67 million).

Separation of Textile Effects well on track
Following the February 2006 announcement that a definitive agreement has been reached to sell the Textile Effects business to US chemical company, Huntsman, the separation process is well on track and closing is expected in the third quarter. As previously stated, the Company will incur an after tax write-down charge of approximately CHF 250 million, which will be booked at the closing of the transaction in 2006, relating to the difference between the book value and sales price of Textile Effects. As stated earlier, additional net after tax costs relating to the deal, the separation of the segment and resulting organizational adjustments, of CHF 100 to 120 million are expected primarily in 2006. After all costs, net debt, including unfunded pension costs, is expected to reduce by CHF 200 million in 2006 and by another CHF 80 to 100 million thereafter as a result of this transaction.

The Textile Effects segment continues to perform operationally according to expectation.

Project Shape delivers savings
Project Shape, focusing on the paper chemicals business following the Raisio Chemicals acquisition, as well as the shift of the Textile Effects business to its Asian customer base, is showing good benefits, with overall savings before taxes of CHF 20 million in the first quarter 2006. Savings and costs relating to Textile Effects are now reported under “discontinued operations”.

Operational Agenda to improve margins and costs structure
A number of operational initiatives have been developed to sustainably improve the effectiveness and efficiency of all key processes across the business mid-term.
•	Organizational and geographical structure
Following the divestment of Textile Effects, Ciba Specialty Chemicals will use the opportunity to streamline the organizational and geographical structure to meet the needs of the remaining core global businesses. These initiatives will be implemented immediately following closing.
•	Company-wide system structure
The Company is already well advanced with harmonizing business processes and is implementing a company-wide system structure with new software.  The first local roll-outs will begin later in 2006.
•
Lean Manufacturing
In production, a lean manufacturing transformation program at each site will be implemented over the next two years, leveraging best practices and effectively utilizing the manufacturing capabilities of the production network around the world.

•	Marketing and Sales Marketing and Sales will further strengthen global account management as well as market and customer focus.
•	Innovation Research and Development will better bundle competencies across the Company and further speed up time to market.

Chief Operating Officer Brendan Cummins comments: “In order to substantially improve effectiveness and efficiency across the Company over the next years, we have launched the Operational Agenda. Concrete initiatives focus on our geographic structure, efficient business processes, lean manufacturing as well as on effective marketing and market-driven R&D. The Operational Agenda is a key priority, and we are committing significant resources to implement it. We are determined to substantially increase margins and profitability through this program over the next three years with the target to improve our cost structure by CHF 400 to 500 million by 2009.”

Outlook 2006
Overall, business conditions in 2006 are expected to remain similar to those of the previous year, with utility and raw material costs at high levels and industry demand mixed. While the divestment of Textile Effects will bring a clear strategic focus on the core businesses, allowing streamlined structures, and strengthens Ciba Specialty Chemicals’ overall position, Management is determined to improve the Company’s performance with additional operational measures.

Assuming business conditions in 2006 are equivalent to last year and that currency levels do not worsen, sales for the year in local currencies are expected to be higher than 2005. Excluding restructuring and impairment costs, operating income is expected to increase, resulting in margins remaining around 2005 levels, and net income from continuing operations after tax is expected to improve. The Company also anticipates a strong improvement of free cash flow.

***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2005, the Company generated sales of CHF 7.4 billion and invested over CHF 300 million in R&D.

Virtual news kit: www.cibasc.com/media
•	News release in full (PDF including tables)
•	Photos (JPG)

Financial calendar
•	August 17, 2006: Half year 2006 financial results

•	November 7, 2006: Nine month 2006 financial results

For further information please contact:
Media:  Tel. +41 61 636 4444  Fax +41 61 636 3019
Investor Relations:  Tel. +41 61 636 5081 Fax +41 61 636 5111

Forward-looking statements
Forward-looking statements and information contained in this announcement are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

Ciba Specialty Chemicals
Three month report 2006

Consolidated financial highlights (unaudited) (in millions of Swiss francs, except per share data)

Statements of income	Excluding restructuring, impairment and other charges		Including restructuring, impairment and other charges
Three months ended March 31,	2006	2005	2006	2005
Net sales	1 645	1 486	1 645	1 486
Gross profit	473	456	473	456
Restructuring, impairment and other charges(b)			(26)	(8)
Operating income	109	128	83	120
Financial income and expense, net	(37)	(28)	(37)	(28)
Income from continuing operations before income taxes and minority interest	72	100	46	92
Provision for income taxes	(21)	(28)	(12)	(26)
Minority interest	2	0	2	0
Income from continuing operations	53	72	36	66
Income from discontinued operations, net of tax(c)	11	1	1	1
Net income	64	73	37	67
Earnings per share(e)	0.97	1.10	0.55	1.01

Condensed business segment data (unaudited) (in millions of Swiss francs, except percentages)

Change in %
Three months ended March 31,	2006	2005	CHF	Local curr. (a)	Three months ended March 31,	2006	2005

Net sales					Depreciation and amortization
Plastic Additives	536	461	+16	+10	Plastic Additives	24	23
Coating Effects	485	441	+10	+5	Coating Effects	27	26
Water & Paper Treatment	624	584	+7	+1	Water & Paper Treatment	38	40
					Corporate	3	0
Total	1 645	1 486	+11	+5	Total	92	89

Operating income before restructuring, impairment and other charges				Operating income margin(d)before restructuring, impairment and other charges
Plastic Additives	75	65	+14	Plastic Additives	13.9%	14.2%
Coating Effects	53	60	-12	Coating Effects	10.9%	13.6%
Water & Paper Treatment	12	27	-57	Water & Paper Treatment	1.9%	4.7%
Corporate and other expenses	(31)	(24)	-2	Corporate
Total	109	128	-14	Total	6.6%	8.6%

Exchange rates of principal currencies to CHF (unaudited)

	Statement of income average rates		Balance sheet period-end rates

Three months ended March 31,	2006	2005	2006	2005
1 U.S. dollar (USD)	1.30	1.18	1.31	1.20
1 British pound (GBP)	2.27	2.23	2.28	2.24
1 Euro (EUR)	1.56	1.55	1.57	1.55
100 Japanese yen (JPY)	1.11	1.13	1.11	1.12

Reconciliation tables (unaudited) (in millions of Swiss francs, except per share data and percentages)
			In % of sales
Three monthes ended March 31,	2006	2005	2006	2005
Adjusted EBITDA before restructuring, impairment and other charges
Plastic Additives	99	88	18.5%	18.9%
Coating Effects	80	86	16.5%	19.5%
Water & Paper Treatment	50	67	7.9%	11.5%
Corporate	(28)	(24)
Consolidated Group	201	217	12.2%	14.6%
Restructuring, impairment and other charges	(26)	(8)
Depreciation and amortization	(92)	(89)
Operating income	83	120
Financial income and expense, net	(37)	(28)
Provision for income taxes	(12)	(26)
Minority interest	2	0
Income from discontinued operations, net of tax	1	1
Net income	37	67

Operating income
Three months ended March 31,	2006	2005
Excluding restructuring, impairment and other charges	109	128
Restructuring, impairment and other charges	(26)	(8)
Including restructuring, impairment and other charges	83	120

Income from discontinued operations, net of tax
Three months ended March 31,	2006	2005
Excluding restructuring, impairment and other charges, net of tax	11	1
Restructuring, impairment and other charges, net of tax	(10)	0
Including restructuring, impairment and other charges, net of tax	1	1

Net income
Three months ended March 31,	2006	2005
Excluding restructuring, impairment and other charges, net of tax	64	73
Restructuring, impairment and other charges, net of tax	(27)	(6)
Including restructuring, impairment and other charges, net of tax	37	67

Earnings per share
Three months ended March 31,	2006	2005
Excluding restructuring, impairment and other charges, net of tax	0.97	1.10
Restructuring, impairment and other charges, net of tax	(0.42)	(0.09)
Including restructuring, impairment and other charges, net of tax	0.55	1.01

Reconciliation tables (unaudited)
(in millions of Swiss francs)

Income from continuing operations before income taxes
and minority interest

Three months ended March 31,	2006	2005
Excluding restructuring, impairment and other charges	72	100
Restructuring, impairment and other charges	(26)	(8)
Including restructuring, impairment and other charges	46	92

Income from continuing operations

Three months ended March 31,	2006	2005
Excluding restructuring, impairment and other charges	53	72
Restructuring, impairment and other charges net of tax effect	(17)	(6)
Including restructuring, impairment and other charges	36	66

Provision for income taxes

Three months ended March 31,	2006	2005
Excluding restructuring, impairment and other charges	(21)	(28)
Tax effect of restructuring, impairment and other charges	9	2
Including restructuring, impairment and other charges	(12)	(26)

Corporate and other expenses included in operating income

Three months ended March 31,	2006	2005
Excluding restructuring, impairment and other charges	(31)	(24)
Restructuring, impairment and other charges	(26)	(8)
Including restructuring, impairment and other charges	(57)	(32)

Notes to news release:

(a)
Change in percent in local currencies reflects the percent change in (i) 2006 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2005 and (li) 2005 results, as reported.

(b)
Restructuring, impairment and other charges included in income from continuing operations include charges incurred in connection with Project Shape, which is described in the Company's 2005 annual report. These charges apply principally to the Company as a whole and therefore are included in Corporate and are not allocated to the segments. For 2006, restructuring, impairment and other charges net of taxes of CHF 9 million would be CHF 17 million and for 2005, restructuring, impairment and other charges net of taxes of CHF 2 million would be CHF 6 million.

(c)
Income from discontinued operations, net of tax consists primarily of the results of operations, net of tax of the Company's Textile Effects segment reduced in the 2006 period by CHF 10 million of restructuring and separation costs incurred to date in connection with the pending sale of the segment to Huntsman Corporation. As has been previously announced, the Company expects to incur an after tax write-down charge in connection with the sale of approximately CHF 250 million relating to the difference between the book value and sales price of the segment. Also, an additional CHF 90 million to CHF 110 million of restructuring and separation costs are expected to be incurred.

(d)	Operating income margin is operating income expressed as a percentage of net sales.

(e)	Earnings per share, basic and diluted

2005 full year results presenting Textile Effects segment as discontinued operations (unaudited)
(in millions of Swiss francs, except per share data and percentages)

Statements of Income	Excluding restructuring, impairment and other charges	Including restructuring, impairment and other charges
Year ended December 31,	2005	2005
Net sales	6 136	6 136
Gross profit	1 759	1 759
Restructuring, impairment and other charges		(120)
Operating income	516	396
Financial income and expense, net	(137)	(137)
Income from continuing operations before income taxes and minority interest	379	259
Provision for income taxes	(87)	(53)
Minority interest	(7)	(7)
Income from continuing operations	285	199
Income (loss) from discontinued operations, net of tax	79	(455)
Net income (loss)	364	(256)

Earnings (loss) per share	5.57	(3.92)

Adjusted EBITDA	885

Operating income margin	8.4%
Adjusted EBITDA margin	14.4%

Free cash flow before restructuring payments	154
Free cash flow	72

The calculation of the Textile Effects segment-related cost amounts to be reclassified from continuing operations to discontinued operations is not yet final. As a result, these above amounts are subject to minor change.